UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PERFECTENERGY INTERNATIONAL LIMITED
________________________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
____________________________________
(Title of Class of Securities)

71372V102
___________________________
(CUSIP Number)

Kevin K. Leung, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2007
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 71372V102

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wennan Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,823,641 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		24,823,641 (1)

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,823,641

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.98% (1)

14	TYPE OF REPORTING PERSON

IN

(1)	Based on approximately 118,293,015 shares of the Company’s common stock deemed outstanding immediately following the closing of the Share Exchange transaction described below on August 8, 2007.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value of Perfectenergy International Limited, a Nevada corporation (the “Company”). The address of the Company’s principal executive office is No. 479 You Dong Road, Xinzhuang Town, Shanghai 201100, People’s Republic of China.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Wennan Li. The person named in this paragraph is sometimes referred to herein as the “Reporting Person”.

(b)  Mr. Li’s business address is No. 479 You Dong Road, Xinzhuang Town, Shanghai 201100, People’s Republic of China.

(c)  Mr. Li is presently the Chief Executive Officer, President, and Chairman of the Board of Directors of the Company. The principal executive address for Mr. Li is No. 479 You Dong Road, Xinzhuang Town, Shanghai 201100, People’s Republic of China.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Li is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

On August 8, 2007, an Amended and Restated Share Exchange Agreement (the “Amended Exchange Agreement”) was entered into by and among the Company, Perfectenergy International Limited, a private British Virgin Islands corporation (“Perfectenergy BVI”), Crown Capital Partners S.A., and the stockholders of Perfectenergy BVI, which included the Reporting Person.  The Amended Exchange Agreement amended and restated a Share Exchange Agreement entered into on March 29, 2007 by the Company, Perfectenergy BVI, and the shareholders of Perfectenergy BVI. The closing of this transaction (the “Closing”) occurred on August 8, 2007 (the “Closing Date”).

Pursuant to the terms of the Amended Exchange Agreement, the Company agreed to acquire all of the issued and outstanding shares of Perfectenergy BVI’s common stock in exchange for the Company’s issuance of 60,000,000 shares of its common stock to the shareholders of Perfectenergy BVI, including the Reporting Person, on the basis of 57,197.33079 common shares in the capital of Perfectenergy Nevada for every one share of Perfectenergy BVI.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares as a former holder of shares of Perfectenergy BVI’s issued common shares. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In connection with the Share Exchange described above, Mr. Li became the Company’s Chief Executive Officer, President, and Chairman of the Company’s Board of Directors.

In his capacity as Chief Executive Officer, President, and Chairman of the Company’s Board of Directors, Mr. Li may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or the Company’s management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference. To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

Item 7.	Materials to be Filed as Exhibits.

(1)
Share Exchange Agreement by and among Perfectenergy International Limited, a Nevada corporation (“Company”), Perfectenergy International Limited, a private British Virgin Islands corporation (“Perfectenergy BVI”), and the shareholders of Perfectenergy BVI, dated March 29, 2007 (Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2007).

(2)
Amended and Restated Share Exchange Agreement by and among Perfectenergy International Limited, a Nevada corporation (“Company”), Perfectenergy International Limited, a private British Virgin Islands corporation (“Perfectenergy BVI”), Crown Capital Partners S.A., and the shareholders of Perfectenergy BVI, dated August 8, 2007 (Incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2007).

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	/s/ Wennan Li
Wennan Li